September 25, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Toreador Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 14, 2009, as amended April 16, 2009 (the “10-K”)
Definitive Proxy
Filed April 24, 2009 (the “Proxy”)
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009 (the “March 31, 2009 10-Q”)
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 7, 2009 (the “June 30, 2009 10-Q”)
File No. 1-34216

Dear Mr. Schwall:

Toreador Resources Corporation (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 28, 2009 (the “Comment Letter”) relating to the above-referenced filings.  We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.  Defined terms used herein without definition have the meanings ascribed to them in the 10-K, the Proxy, the March 31, 2009 10-Q or the June 30, 2009 10-Q, as applicable.

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Form 10-K for the Fiscal Year Ended December 31, 2008

Liquidity and Capital Resources, page 43

1.  Please disclose the impact on your financial condition if you are unable to meet your obligations with respect to the convertible senior notes due October 1, 2025.

Response:  As disclosed in the 10-K, the March 31, 2009 10-Q and the June 30, 2009 10-Q, under the terms of the Indenture the Company may be required on October 1, 2010 to repurchase at the option of the Holders the principal amount outstanding of the Convertible Senior Notes (up to approximately an aggregate of $63.6 million as at June 30, 2009).  If the Holders exercise their right to require the Company to repurchase the Convertible Senior Notes, the Company expects that it may need to secure new financing or raise additional capital through the issuance of securities to satisfy such payment obligation.  As disclosed in the March 31, 2009 10-Q and the June 30, 2009 10-Q, if the Company is unable to generate sufficient cash flow to satisfy its obligations, it may also seek additional capital by: (i) forward selling its crude oil; (ii) selling its working interest in properties; or (iii) a combination of these actions, in addition to seeking financing or issuing new debt or equity securities.  As disclosed in the March 31, 2009 10-Q and the June 30, 2009 10-Q, the Company’s management is currently considering securing a new credit facility.  There is no assurance that any such transactions will be completed, in which case the Company may not have sufficient liquid resources to satisfy its payment obligation with respect to the Convertible Senior Notes.

An inability to refinance or otherwise fund the Company’s payment obligations with respect to the Convertible Senior Notes would result in an event of default under the Convertible Senior Notes, which, if not cured or waived, would permit the Holders to declare the outstanding principal, and any accrued and unpaid interest, if any, and any premium, on all the Convertible Senior Notes to be immediately due and payable.  If such an acceleration occurs, and the Company is not at that time able to repay, as a result of the actions above or otherwise, or borrow sufficient funds to refinance, the Convertible Senior Notes, the Company may not be able to continue its operations and there would be doubt as to whether the Company could continue as a going concern.

In response to the Staff’s comment, the Company will include such information in its future Quarterly Report on Form 10-Q and Annual Report on Form 10-K filings, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Quantitative and Qualitative Disclosures About Market Risk, page 59

Foreign Currency Exchange Rates, page 59

2.  We note your disclosure regarding your market risk that is related to potential changes in the  exchange rate between the Euro and the U.S. dollar. It also appears that you are subject to market risk  related to potential changes in the exchange rate between the Hungarian forint and the U.S. dollar. Please provide the disclosure required by Item 305 of Regulation S-K with respect to such risk.

Response: The Company does not have material exposure to foreign currency exchange rate risk between the Hungarian Forint and the U.S. Dollar.  The transactional currency of its operations in Hungary is the U.S. Dollar or the Euro and the functional currency of its operations in Hungary is the U.S. Dollar.

Definitive Proxy

2008 Compensation, page 15

3.  We note that you looked to several public surveys to benchmark compensation. With a view toward disclosure in future filings, please advise us why you chose not to compare all your executives against the same benchmarks and how you determined which surveys were appropriate for each executive.

Response:  In setting 2008 and 2009 compensation for the Company’s named executive officers, the Company engaged Longnecker & Associates (“Longnecker”) to conduct an independent, third-party executive compensation review.  The Company’s objective of engaging Longnecker to perform this review was to permit the Company to assess the competitiveness of its executive compensation as compared to comparable companies in the oil and natural gas industry.  Further to this objective, the Company asked Longnecker to perform a comparative analysis with respect to each of its named executive officers.  In performing its review, Longnecker analyzed compensation paid to each of the top executives of various peer group companies based on compensation data it gathered from such companies’ public disclosures as well as published compensation surveys (and in doing so determined that data from certain published compensation surveys would not be utilized with respect to the analyses for all of the Company’s named executive officers).  Longnecker then compared the data to each of the Company’s named executive officer’s compensation on a position-by-position basis.  Based on its findings, Longnecker prepared a report providing its conclusions and recommendations, which the Compensation Committee utilized in recommending compensation for the Company’s named executive officers to the Board.  The Company will clarify its use of benchmarks in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 31

4.  We note that you have eliminated several positions in your accounting and finance department. Please describe for us the “compensating controls” currently in effect. This comment also applies to your quarterly report on Form 10-Q for the quarter ended June 30,2009.

Response: As disclosed in the March 31, 2009 10-Q and the June 30, 2009 10-Q, the responsibilities and duties of the individuals whose positions were eliminated in connection with the Company’s relocation were assumed by the remaining personnel.  Further, the Company’s Chief Financial Officer and other senior employees in the accounting and finance department engaged in a more detailed review of the accounts such that, in many cases, an additional layer of review was put in place that was not present before.  Effective for the quarter ended September 30, 2009, the Company has engaged a three-person team of external accountants at Dauge-Fidelio, an independent member of Crowe Horwath International, including one at the partner level, to perform the job functions that were previously being performed by the accounting and finance employees whose positions were eliminated in connection with the relocation of the Company’s headquarters from Dallas, Texas to Paris, France.  In addition, the Company’s former Chief Financial Officer has been retained in an advisory role through March 2010 to assist in the oversight of the Company’s financial reporting and ensure a smooth transition of such responsibilities to the Company’s newly appointed Chief Financial Officer, effective September 15, 2009.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Supplemental Oil and Natural Gas Reserves and Standardized Measure Information. page F-38

5.  We note that you have attributed total proved and proved developed natural gas reserves of 950 MMCF to properties located in France. However, it appears there has been no production of those  reserves since they were first claimed in 2006. Please explain why you believe these qualify as proved reserves, including your reasons for calling them proved developed reserves since 2006, based on the definitions set forth in Rule 4-1 0(a) of Regulation S-X. Please also explain to us why there has been no production of these proved developed reserves and describe any plans you have to commence production.

Response: The 950 MMcF proved natural gas reserves and proved developed natural gas reserves disclosed were attributed to our operations in Hungary and not France.  These reserves were claimed in 2006 but were lost due to a failure to obtain a gas contract prior to the end of 2007.  The Company was able to secure a gas contract in 2008, and the reserves were thus reinstated at December 31, 2008.  These reserves have been demonstrated by geological and engineering data with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions and thus meet the definition of proved reserves set forth in Rule 4-10(a) of Regulation S-X.  These reserves can be expected to be recovered through existing wells with existing equipment and operating methods and thus meet the definitions of proved developed reserves set forth in Rule 4-10(a) of Regulation S-X.  Production of these proved developed reserves is expected to commence after the completion of construction of a pipeline.  As disclosed in the June 30, 2009 10-Q, the Company is currently considering opportunities to monetize its Hungary operations.

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The Company acknowledges that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please do not hesitate to contact me at +33 147 033 424.

Sincerely,

/s/ Craig M. McKenzie
Craig M. McKenzie
Chief Executive Officer